SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 30, 2025

List of Materials

Documents attached hereto:

Withdrawal of Shelf Registration Statement regarding Issuance of New Shares or Disposal of Treasury Shares

September 30, 2025

Sony Group Corporation

Withdrawal of Shelf Registration Statement regarding

Issuance of New Shares or Disposal of Treasury Shares

Sony Group Corporation (the “Corporation”) announced that it has, as of today, withdrawn the shelf registration statement (the “Shelf Registration Statement”) dated November 8, 2024, as announced in the Corporation’s press release titled “Granting of Restricted Stock Units (“RSUs”) and Filing of Shelf Registration Statement regarding Issuance of New Shares or Disposal of Treasury Shares” dated November 8, 2024.

Furthermore, the Corporation has, as of today, filed an extraordinary report (the “Extraordinary Report”) with the Director-General of the Kanto Local Finance Bureau regarding the disposition of treasury shares upon the vesting of previously granted Restricted Stock Units (RSUs) (excluding the Corporation’s shares of common stock vested and delivered on or before September 29, 2025), which were the subject of the Shelf Registration Statement based on the amendments to the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act of Japan and its related regulations, effective from February 2025. The withdrawal of the Shelf Registration Statement will not affect matters related to said granted Restricted Stock Units (RSUs).

1.	Summary of the Withdrawn Shelf Registration Statement
1. Submission Date of the Shelf Registration Statement	November 8, 2024
2. Types of securities offered	Shares
3. Scheduled period of issuance	Scheduled effective date of the shelf registration (November 16, 2024) through the date that is two years from such scheduled effective date (November 15, 2026).
4. Scheduled amount of issuance	25,800 million yen
5. Use of proceeds	In principle, there will be no proceeds, as the shares of common stock of the Corporation will be allocated to the recipients through contribution in kind of monetary compensation receivables that will be provided to the recipients. However, if the Corporation takes measures it deems appropriate, such as having the Related Company (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply).) pay money to such recipient, instead of such Related Company granting a monetary compensation receivable to the recipient, some proceeds are charged. The proceeds will be allocated to the payment of various expenses related to the program and other operating funds.

2.	Issuance Results under the Shelf Registration Statement
Total Issuance Price: 9,238,798,560 yen

3.	Reason for Withdrawal of the Shelf Registration Statement
The Shelf Registration Statement has been withdrawn because the Extraordinary Report regarding the disposal of treasury shares upon the vesting of previously granted Restricted Stock Units (RSUs), which were subject of the Shelf Registration Statement, has been filed.

End